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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                     K.L.L.M. TRANSPORTATION SERVICES INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   482498102
--------------------------------------------------------------------------------
                                (CUSIP Number)

           RICHARD D. HOEDL 2740 N. MAYFAIR, SPRINGFIELD, MO. 65803
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                    1/26/00
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (SS)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1746 (2-98)

CUSIP NO.
         -----------------------

------------------------------------------------------------------------------
      Names of Reporting Persons.
 1    I.R.S. Identification Nos. of above persons (entities only).

      ROBERT E. LOW                 ###-##-####
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2    (a) N/A
      (b) N/A
------------------------------------------------------------------------------
      SEC Use Only
 3

------------------------------------------------------------------------------
      Source of Funds (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)
 5    N/A
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6
      USA
------------------------------------------------------------------------------
                          Sole Voting Power
                     7
     Number of            289,600

      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8
                          0
     Owned by
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9
    Reporting             0

      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10
                          0
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11
      289,600

------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12    (See Instructions)

------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13
      7.1%
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14
      IN
------------------------------------------------------------------------------

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

(4) Classify the sources of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols, if more than one is necessary) in row (4):

    Category of Sources                                             Symbol
    Subject Company (Company whose securities are being acquired)   SC
    Bank                                                            BK
    Affiliate (of reporting person)                                 AF
    Working Capital (of reporting person)                           WC
    Personal Funds (of reporting person)                            PF
    Other                                                           OO

(5) If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

(6) Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization. (See Item 2 of Schedule 13D.)

(7)-(11) (13) Aggregate Amount Beneficially Owned by Each Reporting Person, etc. -- Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

(12)      Check if the aggregate amount reported as beneficially owned in row
          (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(14) Type of Reporting Person -- Please classify each "reporting person" according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable. Insert all applicable symbols) on the form:

    Category                                                        Symbol
    Broker-Dealer                                                   BD
    Bank                                                            BK
    Insurance Company                                               IC
    Investment Company                                              IV
    Investment Adviser                                              IA
    Employee Benefit Plan, Pension Fund, or Endowment Fund          EP
    Parent Holding Company                                          HC
    Corporation                                                     CO
    Partnership                                                     PN
    Individual                                                      IN
    Other                                                           OO

Notes:

          Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

          Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of
          Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

          Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

                                 SCHEDULE 13D

Item 1.   Security and Issuer

          KLLM Transport Service Inc., Jackson MS (601)939-2545, Common Stock

Item 2.   Identity and Background

          A)   Robert E. Low
          B)   2740 N. Mayfair, Springfield, Mo. 65803
          C)   New Prime Inc. (Interstate Truckload Carrier)
               C.E.O. and President
               2740 N. Mayfair
               Springfield, Mo. 65803
          D)   No
          E)   No
          F)   USA

Item 3.   Source and Amount of Funds or Other Consideration

                    Personal Funds

Item 4.   Purpose of Transaction

          Purpose of acquisition: Investment
          A)   As price warrants additional securities may be acquired.
          B)   No proposals or plans at this time
          C)   No proposals or plans at this time
          D)   No proposals or plans at this time
          E)   No proposals or plans at this time
          F)   No proposals or plans at this time
          G)   No proposals or plans at this time
          H)   No proposals or plans at this time
          I)   No proposals or plans at this time
          J)   No proposals or plans at this time

Item 5.   Interest in Securities of the Issuer

          A)           Shares representing
          B)           Shares
          C)   No transactions since filing of 13D
          D)   None
          E)   N/A

Item 6.

     None

Item 7.

     No exhibits




Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


----------------------------------
Date


/s/ Robert E. Low
----------------------------------
Signature


Robert E. Low
----------------------------------
Name/Title